Exhibit 99.3

Li Auto Inc. Announces Unaudited Third Quarter 2022 Financial Results

Quarterly total revenues reached RMB9.34 billion (US$1.31 billion)1

Quarterly deliveries reached 26,524 vehicles

BEIJING, China, December 9, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended September 30, 2022.

Operating Highlights for the Third Quarter of 2022

•	Total vehicle deliveries were 26,524 units in the third quarter of 2022, representing a 5.6% year-over-year increase.

Deliveries	2022 Q3	2022 Q2	2022 Q1	2021 Q4
	26,524	28,687	31,716	35,221

Deliveries	2021 Q3	2021 Q2	2021 Q1	2020 Q4
	25,116	17,575	12,579	14,464

•	As of September 30, 2022, the Company had 271 retail stores covering 119 cities, as well as 316 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

Financial Highlights for the Third Quarter of 2022

•	Vehicle sales were RMB9.05 billion (US$1.27 billion) in the third quarter of 2022, representing an increase of 22.5% from RMB7.39 billion in the third quarter of 2021 and an increase of 6.6% from RMB8.48 billion in the second quarter of 2022.

•	Vehicle margin2 was 12.0% in the third quarter of 2022, compared with 21.1% in the third quarter of 2021 and 21.2% in the second quarter of 2022.

•	Total revenues were RMB9.34 billion (US$1.31 billion) in the third quarter of 2022, representing an increase of 20.2% from RMB7.78 billion in the third quarter of 2021 and an increase of 7.0% from RMB8.73 billion in the second quarter of 2022.

•	Gross profit was RMB1.18 billion (US$166.2 million) in the third quarter of 2022, representing a decrease of 34.8% from RMB1.81 billion in the third quarter of 2021 and a decrease of 37.1% from RMB1.88 billion in the second quarter of 2022.

•	Gross margin was 12.7% in the third quarter of 2022, compared with 23.3% in the third quarter of 2021 and 21.5% in the second quarter of 2022.

1 All translations from Renminbi (“RMB”) to U.S. dollar (“US$”) are made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB2.13 billion (US$299.4 million) in the third quarter of 2022, compared with RMB97.8 million in the third quarter of 2021, and representing an increase of 117.6% from RMB978.5 million in the second quarter of 2022. Non-GAAP loss from operations3 was RMB1.72 billion (US$242.4 million) in the third quarter of 2022, compared with RMB259.4 million non-GAAP income from operations[3] in the third quarter of 2021, and representing an increase of 231.1% from RMB520.8 million non-GAAP loss from operations in the second quarter of 2022.

•	Net loss was RMB1.65 billion (US$231.3 million) in the third quarter of 2022, compared with RMB21.5 million in the third quarter of 2021, and representing an increase of 156.7% from RMB641.0 million in the second quarter of 2022. Non-GAAP net loss3 was RMB1.24 billion (US$174.4 million) in the third quarter of 2022, compared with RMB335.7 million non-GAAP net income[3] in the third quarter of 2021 and RMB183.4 million non-GAAP net loss in the second quarter of 2022.

•	Net cash used in operating activities was RMB508.3 million (US$71.5 million) in the third quarter of 2022, compared with RMB2.17 billion net cash provided by operating activities in the third quarter of 2021 and RMB1.13 billion net cash provided by operating activities in the second quarter of 2022.

•	Free cash flow[4] was negative RMB1.96 billion (negative US$275.3 million) in the third quarter of 2022, compared with RMB1.16 billion free cash flow in the third quarter of 2021 and RMB451.7 million free cash flow in the second quarter of 2022.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	September 30, 2021	June 30, 2022	September 30, 2022	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	7,385.8	8,483.6	9,045.9	22.5%	6.6%
Vehicle margin	21.1%	21.2%	12.0%	(9.1)%	(9.2)%

Total revenues	7,775.2	8,732.6	9,342.3	20.2%	7.0%
Gross profit	1,812.0	1,878.3	1,182.0	(34.8)%	(37.1)%
Gross margin	23.3%	21.5%	12.7%	(10.6)%	(8.8)%

Loss from operations	(97.8)	(978.5)	(2,129.7)	N/A	117.6%
Non-GAAP income/(loss) from operations	259.4	(520.8)	(1,724.4)	N/A	231.1%

Net loss	(21.5)	(641.0)	(1,645.7)	N/A	156.7%
Non-GAAP net income/(loss)	335.7	(183.4)	(1,240.4)	N/A	N/A

Operating cash flow	2,169.5	1,129.4	(508.3)	N/A	N/A
Free cash flow	1,165.0	451.7	(1,958.6)	N/A	N/A

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In October 2022, the Company delivered 10,052 vehicles, representing a 31.4% increase from October 2021. In November 2022, the Company delivered 15,034 vehicles, representing a 11.5% increase from November 2021. As of November 30, 2022, the Company had 276 retail stores covering 119 cities, in addition to 317 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

Li L8 and Li L7

•	On September 30, 2022, the Company officially launched Li L8, a six-seat premium family SUV, and unveiled Li L7, a five-seat flagship family SUV. Both Li L8 and Li L7 employ the Company’s new-generation all-wheel drive range extension system and boast over 100 features in their standard configurations. Both models are available in two trims, Pro and Max, to provide users with flexible choices of smartness. The two trims are harnessed with Li AD Pro and Li AD Max autonomous driving systems, respectively. The former is powered by the Horizon Robotics Journey 5 chip with 128 TOPS of computing power, while the latter is powered by dual Orin-X chips with 508 TOPS of computing power. In addition, the two trims are equipped with innovative smart space systems, SS Pro and SS Max, featuring a first-row four-screen interactive system and a five-screen, three-dimensional interactive system, respectively.

Safety Evaluation Results

•	In November 2022, the China Insurance Automotive Safety Index (“C-IASI”) Management Center published the safety evaluation results for Li L9 based on crash tests. Li L9 achieved the G rating, the highest safety rating, in three out of four evaluation categories — occupant safety, pedestrian safety, and assistance safety. In the category of crashworthiness and repair economy, Li L9 received an M rating, one of the top results received by premium vehicles tested by C-IASI since 2017. Notably, Li L9 is the first domestic full-size SUV achieving the G rating in the crash tests of 25% frontal offset impact on both the driver and the passenger sides.

Li Auto Power Semiconductor R&D and Manufacturing Base

•	Construction of the Li Auto Power Semiconductor R&D and Manufacturing Base (the “Semiconductor Base”) commenced in the high-tech zone of Suzhou, Jiangsu province in the third quarter of 2022. The Semiconductor Base is being built by Suzhou Sike Semiconductor (苏州斯科半导体), a company established by Li Auto and Hunan Sanan Semiconductor (湖南三安半导体). It will focus on in-house research and development and production of automotive-grade power modules based on the third-generation semiconductor material, silicon carbide (SiC). The power module is a core component of the Company's self-developed 800-volt electric drive system. This marks a key milestone in the Company’s ongoing enhancement of its self-development capabilities and its extension along the value chain into next-generation high-voltage electric drive technology.

ESG Performance

•	In September 2022, the Company received an “AA” rating from MSCI ESG Research for the second consecutive year, one of the highest MSCI ESG ratings among automakers worldwide. It demonstrates the Company’s excellence in making positive environmental and social impacts through its sound governance structure and dedication to sustainable development.

Inclusion in the Hang Seng China Enterprises Index

•	The Company has been included as a constituent stock in the Hang Seng China Enterprises Index, effective December 5, 2022. This is a strong recognition of the Company’s strength and investment value.

At-The-Market Offering

•	On June 28, 2022, the Company announced an at-the-market offering program (the “ATM Offering”) to sell up to US$2,000,000,000 of American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company.

As of the date of this press release, the Company has sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares of the Company under the ATM Offering, raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, “Fueled by our comprehensive capabilities in R&D, supply chain, and intelligent manufacturing, we executed on our product roadmap and delivered another quarter with meaningful progress. Our Li L9 deliveries exceeded 10,000 in the first full month of its production despite the uncertain macro environment and supply chain disruptions. Li L9 has been the sales champion among full-size SUVs in China since its deliveries started. Such a strong performance demonstrated the wide recognition by family users and our team’s formidable execution capabilities. Meanwhile, we forged ahead with the launch of Li L8, the successor to Li ONE, and unveiled Li L7, a five-seat flagship family SUV.”

“To create successful products, we have two core goals. Firstly, for consumers, we choose to exceed their needs rather than merely meeting them. Secondly, as a company, we aim to achieve healthy gross margin and self-sustaining cash flow, which will allow us to continually invest in our dual growth engines of R&D and business capabilities. Specifically, our R&D efforts will be directed more comprehensively across products, platforms, and systems, with the long-term goal of growing into a world-class technology company. Our business capabilities include commercial, supply, and organization capabilities. With continued investments in R&D and business capabilities supported by our healthy gross margin, we will continue to pursue product and commercial success and foster a healthy long-term development model. This flywheel has been the strategic focus since our founding and, we believe, will remain our strategy going forward. By understanding this business model, you will understand Li Auto.”

Mr. Tie Li, chief financial officer of Li Auto, added, “In the third quarter, we navigated our model succession and launch cycle, as well as a challenging macro environment and cost inflation. Against this backdrop, our third quarter revenues came in at RMB9.34 billion, up 20.2% year over year. Our gross margin was 12.7% during the quarter, affected by a provision related to Li ONE, despite the healthy vehicle margin we achieved for Li L9 in its first quarter of production. Looking ahead, we are optimistic that with rapid production ramp-up, rigorous execution, and responsible cost management, we will realize greater economies of scale and further drive down costs, putting us back on track to hit our profitability inflection point. As always, we believe that our ability to deliver best-in-class products will keep Li Auto at the forefront of the NEV transformation.”

Financial Results for the Third Quarter of 2022

Revenues

•	Total revenues were RMB9.34 billion (US$1.31 billion) in the third quarter of 2022, representing an increase of 20.2% from RMB7.78 billion in the third quarter of 2021 and an increase of 7.0% from RMB8.73 billion in the second quarter of 2022.

•	Vehicle sales were RMB9.05 billion (US$1.27 billion) in the third quarter of 2022, representing an increase of 22.5% from RMB7.39 billion in the third quarter of 2021 and an increase of 6.6% from RMB8.48 billion in the second quarter of 2022. The increase in revenue from vehicle sales over the third quarter of 2021 and the second quarter of 2022 was mainly attributable to higher average selling price due to our delivery of Li L9 starting in late August.

•	Other sales and services were RMB296.4 million (US$41.7 million) in the third quarter of 2022, representing a decrease of 23.9% from RMB389.4 million in the third quarter of 2021 and an increase of 19.0% from RMB249.0 million in the second quarter of 2022. The decrease in revenue from other sales and services over the third quarter of 2021 was attributable to the sales of automotive regulatory credits in the third quarter of 2021, which did not recur in the third quarter of 2022. The increase in revenue from other sales and services over the second quarter of 2022 was mainly attributable to increased sales of accessories and services in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB8.16 billion (US$1.15 billion) in the third quarter of 2022, representing an increase of 36.8% from RMB5.96 billion in the third quarter of 2021 and an increase of 19.1% from RMB6.85 billion in the second quarter of 2022. The increase in cost of sales over both the third quarter of 2021 and the second quarter of 2022 was mainly attributable to higher average cost of sales due to our delivery of Li L9 starting in late August, and an inventory provision and losses on purchase commitments related to Li ONE as we lower our order forecast for Li ONE considering the stronger-than-expected market demands for Li L9 and our accelerated launch of Li L8. The inventory provision and losses on purchase commitments in the amount of RMB802.8 million (US$112.9 million) was made based on our updated order forecast of Li ONE after the launch of Li L9 and Li L8.

•	Gross profit was RMB1.18 billion (US$166.2 million) in the third quarter of 2022, representing a decrease of 34.8% from RMB1.81 billion in the third quarter of 2021 and a decrease of 37.1% from RMB1.88 billion in the second quarter of 2022.

•	Vehicle margin was 12.0% in the third quarter of 2022, compared with 21.1% in the third quarter of 2021 and 21.2% in the second quarter of 2022. The decrease in vehicle margin over both the third quarter of 2021 and the second quarter of 2022 was mainly attributable to the inventory provision and losses on purchase commitments related to Li ONE. Excluding the aforementioned impact, the vehicle margin was 20.8% in the third quarter of 2022.

•	Gross margin was 12.7% in the third quarter of 2022, compared with 23.3% in the third quarter of 2021 and 21.5% in the second quarter of 2022. The decrease in gross margin over the third quarter of 2021 and the second quarter of 2022 was mainly driven by the increase in cost of sales.

Operating Expenses

•	Operating expenses were RMB3.31 billion (US$465.6 million) in the third quarter of 2022, representing an increase of 73.4% from RMB1.91 billion in the third quarter of 2021 and an increase of 15.9% from RMB2.86 billion in the second quarter of 2022.

•	Research and development expenses were RMB1.80 billion (US$253.6 million) in the third quarter of 2022, representing an increase of 103.1% from RMB888.5 million in the third quarter of 2021 and an increase of 17.8% from RMB1.53 billion in the second quarter of 2022. The increase in research and development expenses over the third quarter of 2021 was primarily driven by increased expenses associated with new models to be introduced in the future as well as increased employee compensation as a result of our growing number of research and development staff. The increase in research and development expenses over the second quarter of 2022 was primarily driven by increased expenses associated with new models to be introduced in the future.

•	Selling, general and administrative expenses were RMB1.51 billion (US$211.9 million) in the third quarter of 2022, representing an increase of 47.6% from RMB1.02 billion in the third quarter of 2021 and an increase of 13.8% from RMB1.33 billion in the second quarter of 2022. The increase in selling, general and administrative expenses over the third quarter of 2021 was primarily driven by increased employee compensation as a result of our growing number of staff, as well as increased rental expenses associated with the expansion of the Company’s sales network. The increase in selling, general and administrative expenses over the second quarter of 2022 was primarily driven by increased marketing and promotional activities and increased employee compensation as a result of our growing number of staff.

Loss from Operations

•	Loss from operations was RMB2.13 billion (US$299.4 million) in the third quarter of 2022, compared with RMB97.8 million in the third quarter of 2021, and representing an increase of 117.6% from RMB978.5 million in the second quarter of 2022. Non-GAAP loss from operations was RMB1.72 billion (US$242.4 million) in the third quarter of 2022, compared with RMB259.4 million non-GAAP income from operations in the third quarter of 2021, and representing an increase of 231.1% from RMB520.8 million non-GAAP loss from operations in the second quarter of 2022.

Net Loss and Net Loss Per Share

•	Net loss was RMB1.65 billion (US$231.3 million) in the third quarter of 2022, compared with RMB21.5 million in the third quarter of 2021, and representing an increase of 156.7% from RMB641.0 million in the second quarter of 2022. Non-GAAP net loss was RMB1.24 billion (US$174.4 million) in the third quarter of 2022, compared with RMB335.7 million non-GAAP net income in the third quarter of 2021 and RMB183.4 million non-GAAP net loss in the second quarter of 2022.

•	Basic and diluted net loss per ADS[6] attributable to ordinary shareholders were both RMB1.68 (US$0.24) in the third quarter of 2022, compared with both RMB0.02 in the third quarter of 2021, and both RMB0.64 in the second quarter of 2022. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders3 were both RMB1.27 (US$0.18) in the third quarter of 2022, compared with RMB0.36 and RMB0.34 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders3, respectively, in the third quarter of 2021, and RMB0.17 for both non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders in the second quarter of 2022.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits, short-term investments, long-term time deposits and long-term financial instruments that were included in long-term investments was RMB55.83 billion (US$7.85 billion) as of September 30, 2022.

•	Net cash used in operating activities was RMB508.3 million (US$71.5 million) in the third quarter of 2022, compared with RMB2.17 billion net cash provided by operating activities in the third quarter of 2021 and RMB1.13 billion net cash provided by operating activities in the second quarter of 2022. The change in net cash used in operating activities over both the third quarter of 2021 and the second quarter of 2022 was mainly due to the increase in payment related to inventory purchase partially offset by the increase in cash received from customers.

•	Free cash flow was negative RMB1.96 billion (negative US$275.3 million) in the third quarter of 2022, compared with RMB1.16 billion free cash flow in the third quarter of 2021 and RMB451.7 million free cash flow in the second quarter of 2022. The change in free cash flow over both the third quarter of 2021 and the second quarter of 2022 was primarily due to the increase of operating cash outflow as well as an increase in capital expenditures.

6 Each ADS represents two Class A ordinary shares.

Business Outlook

For the fourth quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 45,000 and 48,000 vehicles, representing an increase of 27.8% to 36.3% from the fourth quarter of 2021.

•	Total revenues to be between RMB16.51 billion (US$2.32 billion) and RMB17.61 billion (US$2.47 billion), representing an increase of 55.4% to 65.8% from the fourth quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 7:00 a.m. U.S. Eastern Time on Friday, December 9, 2022 (8:00 p.m. Beijing Time on December 9, 2022) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10027197-gftd65.html

A replay of the conference call will be accessible through December 16, 2022, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10027197

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/loss from operations, non-GAAP net income/loss, non-GAAP net income/loss attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	7,385,785	8,483,612	9,045,883	1,271,650
Other sales and services	389,389	249,009	296,402	41,668
Total revenues	7,775,174	8,732,621	9,342,285	1,313,318
Cost of sales:
Vehicle sales	(5,830,322)	(6,687,273)	(7,962,903)	(1,119,407)
Other sales and services	(132,890)	(167,048)	(197,412)	(27,752)
Total cost of sales	(5,963,212)	(6,854,321)	(8,160,315)	(1,147,159)
Gross profit	1,811,962	1,878,300	1,181,970	166,159
Operating expenses:
Research and development	(888,460)	(1,531,644)	(1,804,335)	(253,649)
Selling, general and administrative	(1,021,299)	(1,325,113)	(1,507,362)	(211,902)
Total operating expenses	(1,909,759)	(2,856,757)	(3,311,697)	(465,551)
Loss from operations	(97,797)	(978,457)	(2,129,727)	(299,392)
Other (expense)/income:
Interest expense	(19,236)	(21,172)	(36,637)	(5,150)
Interest income and investment income, net	150,123	249,662	307,921	43,287
Others, net	67,595	104,695	156,529	22,004
Income/(Loss) before income tax expense	100,685	(645,272)	(1,701,914)	(239,251)
Income tax (expense)/benefit	(122,195)	4,226	56,176	7,897
Net loss	(21,510)	(641,046)	(1,645,738)	(231,354)
Less: Net loss attributable to noncontrolling interests	–	(23,080)	(5,417)	(762)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(21,510)	(617,966)	(1,640,321)	(230,592)

Net loss	(21,510)	(641,046)	(1,645,738)	(231,354)
Other comprehensive income
Foreign currency translation adjustment, net of tax	53,965	1,058,208	312,572	43,941
Total other comprehensive income	53,965	1,058,208	312,572	43,941
Total comprehensive income/(loss)	32,455	417,162	(1,333,166)	(187,413)
Less: Net loss attributable to noncontrolling interests	–	(23,080)	(5,417)	(762)
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.	32,455	440,242	(1,327,749)	(186,651)
Weighted average number of ADSs
Basic	933,507,739	965,395,732	975,026,517	975,026,517
Diluted	933,507,739	965,395,732	975,026,517	975,026,517
Net loss per ADS attributable to ordinary shareholders
Basic	(0.02)	(0.64)	(1.68)	(0.24)
Diluted	(0.02)	(0.64)	(1.68)	(0.24)
Weighted average number of ordinary shares
Basic	1,867,015,478	1,930,791,463	1,950,053,033	1,950,053,033
Diluted	1,867,015,478	1,930,791,463	1,950,053,033	1,950,053,033
Net loss per share attributable to ordinary shareholders
Basic	(0.01)	(0.32)	(0.84)	(0.12)
Diluted	(0.01)	(0.32)	(0.84)	(0.12)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	27,854,224	37,472,617	5,267,817
Restricted cash	2,638,840	3,097,127	435,387
Time deposits and short-term investments	19,668,239	14,492,404	2,037,310
Trade receivable	120,541	32,582	4,580
Inventories	1,617,890	5,515,781	775,396
Prepayments and other current assets	480,680	1,459,680	205,199
Total current assets	52,380,414	62,070,191	8,725,689
Non-current assets:
Long-term investments	156,306	1,480,987	208,194
Property, plant and equipment, net	4,498,269	9,361,504	1,316,019
Operating lease right-of-use assets, net	2,061,492	3,277,542	460,750
Intangible assets, net	751,460	832,030	116,965
Deferred tax assets	19,896	11,493	1,616
Other non-current assets	1,981,076	2,196,550	308,787
Total non-current assets	9,468,499	17,160,106	2,412,331
Total assets	61,848,913	79,230,297	11,138,020
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	37,042	528,065	74,234
Trade and notes payable	9,376,050	15,520,221	2,181,798
Amounts due to related parties	37,455	7,307	1,027
Deferred revenue, current	305,092	522,613	73,468
Operating lease liabilities, current	473,245	707,068	99,398
Accruals and other current liabilities	1,879,368	4,615,396	648,823
Total current liabilities	12,108,252	21,900,670	3,078,748
Non-current liabilities:
Long-term borrowings	5,960,899	8,964,211	1,260,169
Deferred revenue, non-current	389,653	584,635	82,187
Operating lease liabilities, non-current	1,369,825	1,743,489	245,096
Deferred tax liabilities	153,723	84,264	11,846
Other non-current liabilities	802,259	1,805,869	253,865
Total non-current liabilities	8,676,359	13,182,468	1,853,163
Total liabilities	20,784,611	35,083,138	4,931,911
Total Li Auto Inc. shareholders’ equity	41,064,302	43,856,988	6,165,317
Noncontrolling interests	–	290,171	40,792
Total shareholders’ equity	41,064,302	44,147,159	6,206,109
Total liabilities and shareholders’ equity	61,848,913	79,230,297	11,138,020

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	2,169,517	1,129,407	(508,260)	(71,450)
Net cash provided by/(used in) investing activities	6,962,534	(740,518)	119,880	16,852
Net cash provided by financing activities	11,010,741	1,026,855	3,458,522	486,191
Effect of exchange rate changes	(8,659)	962,704	404,582	56,876
Net change in cash, cash equivalents and restricted cash	20,134,133	2,378,448	3,474,724	488,469
Cash, cash equivalents and restricted cash at beginning of period	13,827,058	34,716,572	37,095,020	5,214,735
Cash, cash equivalents and restricted cash at end of period	33,961,191	37,095,020	40,569,744	5,703,204

Net cash provided by/(used in) operating activities	2,169,517	1,129,407	(508,260)	(71,450)
Capital expenditures	(1,004,543)	(677,755)	(1,450,310)	(203,881)
Free cash flow	1,164,974	451,652	(1,958,570)	(275,331)

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Cost of sales	(5,963,212)	(6,854,321)	(8,160,315)	(1,147,159)
Share-based compensation expenses	6,115	9,301	8,235	1,158
Non-GAAP cost of sales	(5,957,097)	(6,845,020)	(8,152,080)	(1,146,001)

Research and development expenses	(888,460)	(1,531,644)	(1,804,335)	(253,649)
Share-based compensation expenses	245,348	301,449	231,207	32,503
Non-GAAP research and development expenses	(643,112)	(1,230,195)	(1,573,128)	(221,146)

Selling, general and administrative expenses	(1,021,299)	(1,325,113)	(1,507,362)	(211,902)
Share-based compensation expenses	105,718	146,858	165,863	23,317
Non-GAAP selling, general and administrative expenses	(915,581)	(1,178,255)	(1,341,499)	(188,585)

Loss from operations	(97,797)	(978,457)	(2,129,727)	(299,392)
Share-based compensation expenses	357,181	457,608	405,305	56,978
Non-GAAP income/(loss) from operations	259,384	(520,849)	(1,724,422)	(242,414)

Net loss	(21,510)	(641,046)	(1,645,738)	(231,354)
Share-based compensation expenses	357,181	457,608	405,305	56,978
Non-GAAP net income/(loss)	335,671	(183,438)	(1,240,433)	(174,376)

Net loss attributable to ordinary shareholders of Li Auto Inc.	(21,510)	(617,966)	(1,640,321)	(230,592)
Share-based compensation expenses	357,181	457,608	405,305	56,978
Non-GAAP net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	335,671	(160,358)	(1,235,016)	(173,614)

Weighted average number of ADSs (Non-GAAP)
Basic	933,507,739	965,395,732	975,026,517	975,026,517
Diluted	1,000,412,702	965,395,732	975,026,517	975,026,517
Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	0.36	(0.17)	(1.27)	(0.18)
Diluted	0.34	(0.17)	(1.27)	(0.18)
Weighted average number of ordinary shares (Non-GAAP)
Basic	1,867,015,478	1,930,791,463	1,950,053,033	1,950,053,033
Diluted	2,000,825,404	1,930,791,463	1,950,053,033	1,950,053,033
Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders7
Basic	0.18	(0.08)	(0.63)	(0.09)
Diluted	0.17	(0.08)	(0.63)	(0.09)

7 Non-GAAP basic net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares, dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.